EXHIBIT 99.2














                        CRUSADE GLOBAL TRUST NO.2 OF 2001
                                FINANCIAL REPORT
                     FOR THE PERIOD ENDED 30 SEPTEMBER 2001

CRUSADE GLOBAL TRUST NO.2 OF 2001
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE PERIOD ENDED 30 SEPTEMBER 2001


                                                               --------------
                                                                5 September
                                                     Note        2001 to 30
                                                               September 2001
                                                                     $
                                                               --------------

Revenue from ordinary activities
    Interest income                                   2             4,846,739
    Fees                                              2                77,037
                                                               --------------
                                                                    4,923,776
Expenses from ordinary activities
    Interest expense                                  2             4,013,308
    Custodian fees                                    10               15,812
    Servicing fees                                    10              421,645
    Manager fees                                      10               94,870
    Trustee fees                                      10               28,988
                                                               --------------
                                                                    4,574,623
                                                               --------------
Result from ordinary activities (excess income)                       349,153
                                                               ==============





The Statement of Financial Performance should be read in conjunction with the accompanying notes to the financial statements on pages 5 to 10.

CRUSADE GLOBAL TRUST NO.2 OF 2001
STATEMENT OF FINANCIAL POSITION
AS AT 30 SEPTEMBER 2001

                                                               --------------
                                                                5 September
                                                 Note            2001 to 30
                                                               September 2001
                                                                     $
                                                               --------------
Assets
    Cash and liquid assets                        3                33,481,016
    Receivables                                   4               129,181,899
    Investments                                   5             1,514,536,841
                                                               --------------
Total Assets                                                    1,677,199,756
                                                               --------------


Liabilities
    Accounts payable                              6                12,708,637
    Mortgage-backed bonds                                       1,664,491,109
                                                               --------------

Total Liabilities                                               1,677,199,746
                                                               --------------

                                                               --------------
Net Assets                                                                 10
                                                               ==============

Unitholder's Funds
    Unit on issue                                                          10
                                                               --------------
Total Unitholder's Funds                                                   10
                                                               ==============




The Statement of Financial Position should be read in conjunction with the accompanying notes to the financial statements on pages 5 to 10.

CRUSADE GLOBAL TRUST NO.2 OF 2001
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED 30 SEPTEMBER 2001

                                                               -------------
                                                              5 September 2001
                                                   Note        to 30 September
                                                                     2001
                                                                       $
                                                               --------------

Cash flows from operating activities
    Interest received                                               1,150,525
    Fees received                                                      77,038
    Expenses paid                                                           -
                                                               --------------
Net cash provided by operating activities          (b)              1,227,563
                                                               --------------

Cash flows from investing activities
    Purchase of Loans                                          (1,542,522,862)
    Proceeds from Loan Repayments                                  27,986,021
                                                               --------------
Net cash used in investing activities                          (1,514,536,841)
                                                               --------------


Cash flows from financing activities
    Proceeds from Ultimate Chief Entity                             7,784,860
    Proceeds from Issue of Unit                                            10
    Proceeds from the Issue of Mortgage Backed notes            1,539,005,424
                                                               --------------
Net cash provided by financing activities                       1,546,790,294
                                                               --------------

                                                               --------------
Net increase in cash held                                          33,481,016
                                                               --------------

Cash at the beginning of the year                                           -

                                                               --------------
Cash at the end of the year                        (a)             33,481,016
                                                               ==============





The Statement of Cash Flows should be read in conjunction with the accompanying notes to the Statement of Cash Flows on page 4 and the notes to the financial statements on pages 5 to 10.

CRUSADE GLOBAL TRUST NO.2 OF 2001
NOTES TO THE STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED 30 SEPTEMBER 2001

                                                               --------------
                                                                5 September
                                                                 2001 to 30
                                                                 September
                                                                   2001
                                                                     $
                                                               --------------

(a)   RECONCILIATION OF CASH

      Cash as at the end of the year as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial
      Position as follows:

      Cash and liquid assets                                       33,481,016

                                                               --------------
      Total Cash                                                   33,481,016
                                                               ==============

(b)   RECONCILIATION UNDISTRIBUTED INCOME TO NET CASH
      PROVIDED BY OPERATING ACTIVITIES

      Undistributed income                                               -

      Increase in:
        Accounts payable                                            4,574,624
          Distributions payable                                       349,153
       Increase in:
        Interest Receivables                                       (3,696,214)
                                                               --------------

      Net cash provided by operating activities                     1,227,563
                                                               ==============

CRUSADE GLOBAL TRUST NO.2 OF 2001
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER 2001


1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of this financial report are:

a)    Basis of Preparation

The financial report is a general financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board so far as they relate to the Crusade Global Trust No. 2 of 2001 ("the Trust") and the provisions of the Trust Deed.

b)    Reclassification of financial information

Some line items and sub-totals reported in the previous financial year have been reclassified and repositioned in the financial statements as a result of the first time application of the revised standards AASB 1018 Statement of Financial Performance, AASB 1034 Financial Report Presentation and Disclosures and the new AASB 1040 Statement of Financial Position.

c)    Taxation

The Beneficiary holds the sole beneficial interest in the Trust and is presently entitled to the distributable income of the Trust which is taxable in its hands.

Accordingly, no provision for income tax has been made in the Trust's financial statements.

d)    Revenue Recognition

Interest and fee income is recognised as it accrues.

e)    Receivables

Receivables are carried at nominal amounts less any provision for doubtful debts. Interest due on loans and deposits at bank are settled within 30 days.

f)    Investments

Investments are purchased with the intention of being held to maturity. The investments are recorded at the recoverable amount represented by the gross loan balance adjusted by any specific provision for doubtful debts.

g)    Mortgage Backed Bonds

Mortgage Backed Bonds are represented in the financial report at the balance outstanding. Principal repayments are made quarterly, the Mortgage Backed Bonds mature on 20 June 2032.

h)    Historical Cost

The financial report has been prepared on the basis of historical cost and does not take into account changing money values or current valuations of non current assets, except where stated.

i)    Cash Flows

For the purpose of the preparation of the Statement of Cash Flows, cash includes cash on hand and at bank, bank deposits at call, current accounts with related entities and is presented net of outstanding bank overdrafts.

CRUSADE GLOBAL TRUST NO.2 OF 2001
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER 2001


1.   STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

j)       Comparative Data

The Trust was constituted on 5 September 2001, consequently there is no comparative data.

k)       Premium/Discount

Premiums and discounts on Loans Secured by Mortgage are taken to the Statement of Financial Performance in the period in which the loan discharges and recognised as profit or loss on discharges.

                                                               --------------
                                                                5 September
                                                                 2001 to 30
                                                               September 2001
                                                                     $
                                                               --------------

2.   RESULT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX

Result from ordinary activities before income tax includes the following items:

Revenue
Interest income
   - other party                                                    4,846,739
Fee income                                                             77,037
                                                               ==============

Expense
Interest expense
   - related party                                                    308,498
   - other party                                                    3,704,810
                                                               ==============

3.   CASH AND LIQUID ASSETS

Cash at bank                                                        5,101,581
Collection A/C  - ANZ Bank                                         28,379,435
                                                               --------------
                                                                   33,481,016
                                                               ==============

Maturity analysis
At Call                                                        --------------
                                                                   33,481,016
                                                               ==============

4.   RECEIVABLES

Accrued Interest:
   - Bank deposits                                                     38,994
   - Loans secured by mortgage                                      3,657,220
Currency Swap Receivable                                          125,485,685

                                                                  129,181,899
                                                               ==============

CRUSADE GLOBAL TRUST NO.2 OF 2001
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER 2001

                                                              ----------------
                                                              5 September 2001
                                                               to 30 September
                                                                    2001
                                                                      $
                                                               --------------

5.   INVESTMENTS

Loans secured by mortgage                                       1,511,019,403
Premium on Loans secured by mortgage                                3,517,438

                                                               --------------
                                                               1,514,536,841
                                                               ==============

Maturity analysis
within 1 year                                                     183,663,939
between 1 and 5 years                                             486,934,080
greater than 5 years                                              843,938,822

                                                               ==============
                                                                1,514,536,841
                                                               ==============

6.   ACCOUNTS PAYABLE

Accrued expenses                                                      561,316
Distributions payable                                                 349,153
Interest payable - mortgage backed bonds                            2,970,980
                 - swaps                                            1,042,328
Sundry Creditor  - St George Bank Limited                           7,784,860

                                                               ==============
                                                                   12,708,637
                                                               ==============

7.   TRUST UNITS

In accordance with clauses 3.1(b) and 3.2(a)(ii)                           10
of the Trust Deed, one unit was issued by the Trustee
to the Manager in exchange for $10 to create the Trust.
                                                               ==============

8.   UNDISTRIBUTED INCOME

Undistributed income at the beginning of the financial year                 -

Plus: Result from ordinary activities (excess income)                 349,153

Less: Distributions paid during the year                                    -
      Movement in Distributions payable                              (349,153)
                                                               --------------
                                                                     (349,153)

                                                               --------------
Undistributed income at the end of the financial year                       -
                                                               ==============

CRUSADE GLOBAL TRUST NO.2 OF 2001
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER 2001



9.   SUPPORT FACILITIES

In accordance with Clause 8 of the Information Memorandum, the Trust had the following support facilities during the year.

a) Mortgage Insurance Policy

The Trustee has been insured against losses in respect of the Purchased Mortgages with St.George Insurance Pty Ltd, PMI Mortgage Insurance Ltd, GE Mortgage Insurance Pty Ltd and Housing Loans Insurance Corporation.

b) Liquidity Reserve

No liquidity account is required to be maintained under the terms of the Trust Deed.

c) Redraw Facility

The Trustee maintains a Redraw Facility with St.George Bank Limited. The Redraw Limit is equal to 2% of the aggregate amount of Mortgage Backed Bonds and is adjusted on each anniversary of the redraw facility.

d) Basis Swap and Standby Basis Swap

The Trustee maintains a Basis Swap with St.George Bank Limited for the purposes of hedging the basis risk between variable rates on the Loans Secured by Mortgages and the floating rate obligations of the Mortgage Backed Bonds. The Trustee also maintains a Standby Basis Swap with Credit Suisse First Boston International. The terms of the Basis Swap allow for netting of swap payments.

e) Foreign Currency Swap

The Trustee entered into a Currency Swap with the Currency Swap Provider Deutsche Bank AG London, to hedge its Foreign currency exposure.

10.  RELATED PARTY INFORMATION

a) Related Entities

The Manager is Crusade Management Limited, a company incorporated in Australia. The Trustee is Perpetual Trustees Consolidated Limited.
The Custodian is St.George Custodial Services Pty Limited.

b) Transactions with related entities

The following tables outline related party transactions during the relevant period.


                           St.George Bank       Crusade         Perpetual Trustees    St.George Custodial
                               Limited       Management Ltd     Consolidated Ltd         Pty Limited
                           ------------------------------------------------------------------------------
Crusade Global  Trust           2001             2001                 2001                  2001
No.2 of 2001
---------------------------------------------------------------------------------------------------------
Manager fee1                       --           94,870                   --                    --
Trustee fee2                       --               --               28,988                    --
Servicing fee3                421,645               --                   --                    --
Custodian fee4                     --               --                   --                15,812
Basis Swap interest5          308,498               --                   --                    --
Redraw facility fee6               --               --                   --                    --

CRUSADE GLOBAL TRUST NO.2 OF 2001
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER 2001


10.  RELATED PARTY INFORMATION (CONTINUED)

1 Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.09%pa payable quarterly in arrears.

2 Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.0275 %pa payable quarterly in arrears.

3 Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.40%pa payable quarterly in arrears.

4 Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.015%pa payable quarterly in arrears.

5 In accordance with the Trust Deed, the Trust has entered into a basis swap support facility with St.George Bank Limited. The amount represents the net amount paid/payable.

6 The Trust has maintained a Redraw Facility with St.George Bank Limited (refer Note 9).


11.   ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(a)  Interest rate risk

The Trust's exposure to interest rate risk and the effective interest rates of the financial assets and financial liabilities, both recognised and unrecognised at the balance date, are as follows:

AS AT 30 SEPTEMBER 2001
                                                   Fixed Interest Rate
                               Floating                 Maturing in:                   Non                         Weighted
                            Interest Rate      -----------------------------        Interest                        Average
                                                <  1 year          > 1 year          Bearing          Total          Rate
                                        $       -       $          -       $                 $                $            %
                            -------------      -----------       -----------       -----------    -------------    ---------
FINANCIAL ASSETS
   Cash & liquid assets        28,379,435                                            5,101,581       33,481,016        3.98
   Receivables                         --      129,181,899       129,181,899               --
   Investments              1,175,747,279      144,396,543       190,875,581                --    1,511,019,403        6.29
   Premium                             --               --                --         3,517,438        3,517,438          --
------------------------------------------------------------------------------------------------------------------------------
Total                       1,204,126,714      144,396,543       190,875,581       137,800,918    1,677,199,756
------------------------------------------------------------------------------------------------------------------------------

FINANCIAL LIABILITIES
   Accounts payable                    --               --                --        12,708,637       12,708,637          --
   Mortgage Backed bonds               --    1,664,491,109                --                --    1,664,491,109        3.57
------------------------------------------------------------------------------------------------------------------------------
Total                                  --    1,664,491,109                --        12,708,637    1,677,199,746
------------------------------------------------------------------------------------------------------------------------------

INTEREST RATE SWAP            385,450,353     (166,007,534)     (219,442,819)
==============================================================================================================================

CRUSADE GLOBAL TRUST NO.2 OF 2001
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER 2001


11.   ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

(b)  Net fair values

All carrying amounts for financial assets and liabilities approximate their fair value.

(c)  Credit risk exposures

The Trust's maximum exposure to credit risk at balance date in relation to each class of recognised financial asset is the carrying amount of those assets as indicated in the statement of financial position. The servicer of the Trust, St.George Bank Limited, manages the credit risk on loans through embedded controls within its lending division.

A potential loss to the Trust may occur as a result of non performance by a counter party. The Trust's exposure to counter party risk is therefore limited to the positive value attached to the derivative arising from favourable movements in the underlying reference rates.

As the Trust's primary reason for holding derivatives is for interest rate hedging purposes, the derivatives have been dealt with financial institutions of investment grade quality. The Trust's credit policy and procedures constantly monitor exposures to counter party risks.

(d)  Derivative financial instruments

A derivative is a financial instrument which provides the holder with the ability to participate in some or all of the price changes of an underlying financial asset, reference rate or index. The Trust uses a derivative instrument termed a `Swap'. These are held to hedge future interest expense due on the Mortgage backed Bonds.

An interest rate swap is an agreement between two parties to exchange interest obligations periodically based on an underlying notional principal. Interest payments and receipts on the principal are exchanges periodically throughout the term of the swap.


12.  SEGMENT REPORTING

The Trust operates within the treasury and capital markets segment of the Financial Services Industry. The Trust's operations and customers are located primarily within Australia. The Trust operates in accordance with the Trust Deed for the purposes of deriving a margin on interest income on loans secured by mortgage and interest expense on Mortgage Backed Bonds.

CRUSADE GLOBAL TRUST NO.2 OF 2001
MANAGER'S REPORT
FOR THE PERIOD ENDED 30 SEPTEMBER 2001

The Manager has prepared the Financial Report at the direction of the Trustee who is responsible for the Financial Report.

PRINCIPAL ACTIVITIES

The Trust is a special purpose vehicle that holds a portfolio of loans secured by mortgage and has issued Mortgage Backed Bonds. The Trust has also entered into interest rate swap agreements to manage its exposure to interest rate risk.

Review of Operations

The distributions paid/payable to the beneficiary of the Trust for the period ended 30 September 2001 were $349,153.

STATE OF AFFAIRS

The Trust was established pursuant to a Notice of Creation of Trust from the Manager to the Trustee dated 5 September 2001. The Manager is the Residual Beneficiary of the Trust.

On 13 September 2001, the Trust issued Floating Rate Notes at par value of $1,538,912,341 maturing in June 2032.

                  CLASS                                 AMOUNT
                  A                                     $ 800.0m  USD
                  B                                     $ 37.55m  AUD
                  C                                     $ 3.235m  AUD
                  Seller Note                           $ 0.093m  AUD

Interest on the notes is paid quarterly on the 20th of March, June, September and December. Interest payments is subject to adjustment in accordance with the modified following business day convention.


FOR AND BEHALF OF THE MANAGER


/S/ G.M.Bartlett

Director

Crusade Management Limited


November 2001

INDEPENDENT AUDIT REPORT
TO THE MEMBERS OF CRUSADE GLOBAL TRUST NO.2 OF 2001


SCOPE
We have audited the financial statements of Crusade Global Trust No.2 of 2001 for the period from 5 September to 30 September 2001, consisting of the statement of financial performance, the statement of financial position, statement of cash flows, manager's declaration and the accompanying notes set out on pages 2 to 12. The manager has prepared the financial statements at the direction of the trustee who is responsible for the financial statements. We have conducted an independent audit of these financial statements in order to express an opinion on them to the unitholders.
Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial statements are free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial statements, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial statements are presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements, statutory requirements and requirements of the Trust Deed, so as to present a view which is consistent with our understanding of the Trust's financial position, results of its Crusade Global Trust No.2 of 2001 operations and its cash flows. The audit opinion expressed in this report has been formed on the above basis.


AUDIT OPINION
In our opinion, the financial statements of Crusade Global Trust No.2 of 2001 for the period from 5 September to 30 September 2001 are properly drawn up:

(a) so as to give a true and fair view of the Trust's state of affairs at 30 September 2001 and its results and cash flows for the period ended on that date;

(b) in accordance with applicable Accounting Standards and other mandatory professional reporting requirements; and

(c)  in accordance with the provisions of the Trust Deed.



KPMG


/S/ A.Yates


Andrew Yates
Partner
45 Clarence Street, Sydney
New South Wales, 2000
24 December 2001